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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of May 23, 2000


                                 CERTICOM CORP.
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                (Translation of Registrant's Name Into English)



            5520 Explorer Drive, Mississauga, Ontario L4W 5L1 Canada
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                    (Address of Principal Executive Offices)



     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


                  Form 20-F                      Form 40-F   X
                            -----                          -----


     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


                         Yes                        No   X
                             -----                     -----


     (If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b):            .)
                                              -----------


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                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.





                                                         CERTICOM CORP.
                                                 ------------------------------
                                                          (Registrant)



Date: May 23, 2000                            By:  /s/ Richard D. Brounstein
                                                 ------------------------------
                                                          (Signature)

                                      [Insert name and title of signing officer]











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CERTICOM CORP.                                                   [CERTICOM LOGO]

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CIC. (TSE)
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CERT (NASDAQ)


    Attention Business/Technology Editors:
    Neomar Chooses Certicom to Enable Secure WAP Mobile Commerce

    Certicom's Powerful WTLS Security Technology Empowers Unique B2B and Enterprise Wireless Services

    WIRELESS AGENDA 2000 - AUSTIN, TX., May 23 /CNW/ - Certicom (Nasdaq: CERT and TSE: CIC), a leading provider of m-commerce security, and Neomar(TM), the leading provider of WAP-based wireless services for RIM devices and PDAs, today announced that Neomar is utilizing Certicom's WTLS Plus(TM) technology to provide advanced security in its comprehensive WAP solution. Incorporating Certicom's powerful security technology, Neomar delivers a compelling wireless experience for mobile professionals by enabling secure business-to-business
(B2B) and enterprise wireless applications on handheld devices.

    "Certicom technology meets the stringent performance demands of the mobile executive and the strong, industry standard security requirements of our enterprise and content partners," said John Troyer, president and CEO of Neomar. "Certicom's early focus on the wireless market has enabled the introduction of strong security into the tight constraints of PDAs, a critical need for us as we deliver our WAP solution to wireless enterprise application providers."

    Neomar licensed Certicom's WTLS Plus toolkit to provide full strength WTLS security, enabling secure connections for its end-to-end WAP solutions. Neomar's products include a microbrowser, which runs on the mobile device, a WAP gateway which links wireless networks with the wired TCP/IP world, and a mobile portal which provides content and services for the business user.

    Neomar's advanced WAP software and Web services create rich mobile applications that take advantage of the unique capabilities of today's increasingly powerful handheld devices. Based on WAP, the global standard for wireless Internet connectivity, Neomar's microbrowser is the first commercially available for wireless PDAs including the Palm, Handspring Visor, BlackBerry(TM) from Research In Motion and Motient eLink. Neomar's microbrowser was designed from the ground up, taking advantage of the unique and powerful capabilities of PDAs, and is not simply a port of a phone browser onto the PDA platform.

    In addition to the microbrowser, Neomar is also delivering the Neomar WAP Gateway which, combined with the microbrowser and portal, provides a secure, end-to-end solution for Neomar's partners to deliver WAP content and enterprise applications to their customers.

    Certicom's WTLS Plus enables Neomar to provide desktop-strength security across its wireless product line and incorporates Certicom's market leading elliptic curve cryptography (ECC) technology. The small size, high performance, and cost advantages of ECC are a natural fit for small form- factor devices, e-commerce, and other wireless applications requiring commercial-strength security.

    "Neomar makes WAP a commercial reality by providing secure wireless content directly into the hands of high-end users. Corporations are now arming their field forces with Neomar-enabled wireless devices to realize competitive advantage through real time, ubiquitous access to critical information," said Richard Depew, Certicom executive vice president, field operations. "Certicom's WTLS technology ensures corporations that sensitive data remains protected and enables Neomar developers to meet the specific demands of the wireless and constrained device, combining advanced encryption with high performance requirements."

    About WTLS Plus

    WTLS Plus combines Certicom's ECC, SSL, and embedded platform expertise to offer a highly efficient security solution designed specifically for wireless environments. The toolkit provides for plug-and-play integration, enabling WAP developers to add WTLS functionality rapidly and with confidence to their servers and constrained devices. It greatly reduces cost by substantially shortening development schedules and helps ensure that sensitive applications achieve the highest industry standards for security. Certicom provides both - client and server - software required for an interoperable WAP security solution. WTLS Plus is compliant with the WTLS 1.1 specification developed by the WAP Forum.

    About Neomar

    Neomar is the leading provider of Wireless Application Protocol (WAP)- based wireless services for PDAs (personal digital assistants). Enterprises and business executives who depend on the Internet for information and business-critical applications can now access those services with any Neomar powered PDA. Based on WAP, the global standard for wireless internet connectivity Neomar's microbrowser is the first commercially available for wireless PDAs. In addition, Neomar is working with premier Internet content, services and technology partners to bring a full suite of wireless services to business and enterprise customers. Neomar, a privately-held start-up company based in San Francisco, California, was founded in June 1999. For more information, please call 415-403-7300 or visit Neomar's web site at www.neomar.com.

    About Certicom

    Certicom is an encryption technology company specializing in security solutions for mobile computing and wireless data markets, including m- commerce. Major computing and communications companies such as Palm Inc., BellSouth Wireless Data, Motorola, Pitney Bowes, and QUALCOMM incorporate Certicom's technology into electronic commerce software, wireless messaging applications, and smart cards. Certicom is a leading source for a complete range of OEM security products and services, including cryptographic toolkits, custom implementations, and security integration services and consulting. Certicom's worldwide sales and marketing operations are based in Hayward, California, with cryptographic research and product development in Toronto, Canada. For more information, visit Certicom's Web site at http://www.certicom.com.

    Certicom and WTLS Plus are registered trademarks of Certicom Corp. All other companies and products listed herein are trademarks or registered trademarks of their respective holders.

    Except for historical information contained herein, this press release contains forward-looking statements that involve risks and uncertainties. Actual results may differ materially. Factors that might cause a difference include, but are not limited to, those relating to the acceptance of mobile and wireless devices and the continued growth of e-commerce and m-commerce (mobile e-commerce), the increase of the demand for mutual authentication in m- commerce transactions, the acceptance of Elliptic Curve Cryptography (ECC) technology as an industry standard, the market acceptance of our principle products and sales of our customer's products, the impact of competitive products and technologies, the possibility of our products infringing patents and other intellectual property of third parties, and costs of product development. Certicom will not update these forward-looking statements to reflect events or circumstances after the date hereof. More detailed information about potential factors that could affect Certicom's financial results is included in the documents Certicom files from time to time with the Securities and Exchange Commission and Canadian securities regulatory authorities including Certicom's Registration Statement on Form F-10. %SEDAR: 00003865E


                                      -30-


For further information: for Certicom: Lorraine Kauffman, Public
Relations, Certicom Corp., (510) 780-5417, lkauffman@certicom.com; Jessica Johannes, Lutchansky Communications for Certicom, (408) 938-9050, x 15; jessica@lcomm.com; for Neomar: Stephanie Bradley, Director of Corporate Communications, Neomar, Inc., (415) 403-7300, x232, stephanie@neomar.com

CERTICOM CORP. has 122 releases in this database.


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